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                        [Letterhead of PCQuote.com, Inc.]

                                  March 8, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re: PCQuote.com, Inc. Form S-1 Registration Statement No. 333-80335 Application for Withdrawal Pursuant to Rules 477 and 478

Ladies and Gentlemen:

         Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, PCQuote.com, Inc. (the "Company") hereby applies for withdrawal of the registration statement on Form S-1 and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission") on June 9, 1999 (File No. 333-80335), as amended by Amendment No. 1 filed with the Commission on June 28, 1999, as further amended by Amendment No. 2 filed with the Commission on July 19, 1999, as further amended by Amendment No. 3 filed with the Commission on July 21, 1999, as further amended by Amendment No. 4 filed with the Commission on August 13, 1999, as further amended by Amendment No. 5 filed with the Commission on August 31, 1999, as further amended by Amendment No. 6 filed with the Commission on September 13, 1999, as further amended by Amendment No. 7 filed with the Commission on September 28, 1999, as further amended by Amendment No. 8 filed with the Commission on October 4, 1999 (as amended, the "Registration Statement"). The Company has determined to request withdrawal because of unfavorable market conditions and the determination by its Board of Directors that the sale of the securities covered by the Registration Statement at this time would not be in the best interests of its stockholders. None of the securities covered by the Registration Statement have been sold.

         The Company further requests:

         1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

         2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."


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Securities and Exchange Commission
March 8, 2000
Page 2

         In order for us to confirm the granting of such order, please fax a copy of such order to Charles C. Kim, counsel to the Company, at (312) 201-2555. If you have any questions regarding this application for withdrawal, please contact Charles C. Kim at (312) 201-2639 or John E. Juska at (312) 913-2800.


                                  Very truly yours,

                                  PCQUOTE.COM, INC.

                                  /s/ Jim R. Porter
                                  -----------------------
                                  By:  Jim R. Porter
                                  Chief Executive Officer